Exhibit 99.3

Mainz Biomed Announces Financial Half Year Results 2023 and Provides Corporate Update

ColoAlert® Revenue Increases 108% Year Over Year in the First Six Months of 2023

ColoFuture and eAArly Detect Studies on Track to Report Results in September and in Q4, 2023

BERKELEY, US – MAINZ, Germany – August 15, 2023 — Mainz Biomed N.V. (NASDAQ:MYNZ) (“Mainz Biomed” or the “Company”), a molecular genetics diagnostic company specializing in the early detection of cancer, announced today the results of the first six months and second quarter ending June 30, 2023 and provided a corporate update.

Key Highlights During Q2 2023

●	ColoAlert® revenues for the first six months of 2023 were USD $499,049, representing an increase of 108% compared to the first half of 2022.

●	Expanded international commercialization for ColoAlert®, a highly efficacious and easy-to-use DNA-based detection test for colorectal cancer (CRC) being sold via the Company’s unique business model of marketing products via partnerships with third-party laboratories versus the traditional methodology of operating a single facility.

●	Launched ColoAlert®’s commercial activities in Poland, Portugal, and Romania while growing its network of laboratory partnerships in established markets across Europe in Q2 as well as post-period.

●	Grew corporate health program within Germany’s “BGM” system which provides health services to employees – Germany’s total BGM market represents a €1 billion per annum opportunity.

●	U.S. Pivotal Clinical Trial (ReconAAsense) remains on track to commence patient enrollment – Opportunity to achieve gold-standard status for self-administered CRC screening.

●	Continued executing European and U.S. clinical studies (ColoFuture/eAArly DETECT) evaluating portfolio of novel gene expression (mRNA) biomarkers for potential inclusion in ReconAAsense – Company plans to report results from its ColoFuture and eAArly DETECT feasibility studies in September and in the fourth quarter of 2023.

●	Established partnership with Microba Life Sciences to explore the discovery and potential integration of novel microbiome biomarkers into pipeline asset PancAlert, a potential first-in-class screening test for pancreatic cancer.

“I’m extremely pleased with the progress achieved during the second quarter as we execute our ambitious corporate growth strategy anchored by ColoAlert®’s commercial franchise and our product development pipeline,” commented Guido Baechler, Chief Executive Officer of Mainz Biomed “We head into the second half of 2023 with a great deal of momentum as ColoAlert® continues to gain commercial traction across Europe and in select international territories, we ramp-up enrollment planning for the ReconAAsense U.S. pivotal CRC study, execute our clinical trials evaluating a portfolio of proprietary novel gene expression (mRNA) biomarkers for potential inclusion into ReconAAsense, and advance PancAlert, a next-generation pancreatic cancer detection test.”

Commercial Update: Launched ColoAlert® in three European markets, expanded network of laboratory partners in existing territories & grew corporate health program in Germany

During the quarter, Mainz Biomed continued ColoAlert®’s European commercial roll-out by entering the Polish, Portuguese, and Romanian markets. In Poland, the Company established its footprint by partnering with TESTDNA Sp. z o.o. Sp. k. Katowice, one of the Country’s leading independent laboratories. The total addressable market in Poland is estimated to be 21 million patients and, according to Digestive Cancers Europe, Poland shows a particularly high need for reliable non-invasive screening methods, with only about one in five patients willing to use colonoscopy for screening. Furthermore, the incidence in Poland of 19,000 new cases diagnosed annually with approximately 12,000 colorectal cancer-related deaths, confirms the need for at-home screening tests with good early-stage detection.

In Romania, Mainz Biomed launched ColoAlert®’s commercialization through a partnership with Bioclinica, a state-of-the art diagnostics company and supplier of healthcare products. Bioclinica manages 15 laboratories and 146 collection points across the country. Summarizing from data contained in the United Nations, Department of Economic and Social Affairs population statistics, ColoAlert® screening has the potential to benefit over six million individuals aged between 50 and 74 years in Romania where the CRC incidence rates are among the highest in Europe.

In Portugal, Mainz BioMed commenced commercialization by expanding its partnership with Instituto de Microecologia which initially launched ColoAlert® in Spain (February 2023). For more than 60 years, the Instituto de Microecologia has been a pioneer in microbiota studies and food sensitivity, focused on disseminating the importance of intestinal health through microbiological analysis and diagnosis of microbiota profiles and specific health parameters. According to the World Cancer Research Fund International, CRC is the third most common cancer worldwide and Portugal ranks seventh in total global CRC rates with 10,501 cases reported in 2020.

Mainz Biomed is providing ColoAlert® to TESTDNA, Bioclinica and Instituto de Microecologia under the standard terms of the Company’s partnership agreements.

In addition to commercial launches of ColoAlert® in new European markets, a key highlight during the second quarter was the continued expansion of Mainz Biomed’s network of independent laboratories in countries where the Company has already established a commercial foothold. In its home market, the Company announced a partnership with Eurofins GeLaMed which manages four locations throughout Germany and is part of Eurofins Scientific, an international laboratory group with more than 61,000 employees in 61 countries, conducting more than 450 million tests annually. According to GeLaMed, in the German market, it processes over 15,000 orders each working day covering more than 2,000 different analytical methods from its laboratory medicine and microbiology portfolios under the direction of medical specialists.

Throughout the second quarter, the Company continued to ramp-up its corporate health program through its flagship initiative in Germany via integration of its test into BGM (“betriebliches Gesundheitsmanagement”), an established corporate health initiative providing services to employees at 48 of the 50 largest companies in the country. Through corporate health management programs such as BGM, best-in-class companies in Germany offer employees healthcare services ranging from gym memberships to diabetes management to counseling, all to better their health. Key highlights during the quarter included adding three new companies to the program and commencing patient processing from a CRC screening campaign being conducted in partnership with Zöller-Kipper GmbH, part of the Kirchhoff group with more than 2,500 employees. Using Mainz Biomed’s online portal which was built to serve participants in the Company’s corporate health program, Zöller-Kipper employees registered to be mailed the ColoAlert® test. Once the sample was received and processed, confidential test results were sent back to the employee through the portal, along with an explanation of the results. If an employee had approved for a physician to be notified of test results, then the doctor could directly follow-up with the patient. As part of its commitment to the BGM program, Mainz Biomed provided education to employees and physicians on CRC and recommendations for next steps.

Product Development Update: ReconAAsense U.S. pivotal clinical trial, ColoFuture/eAArly DETECT clinical studies & pancreatic test development

Throughout the second quarter, Mainz Biomed continued to prepare for commencing patient enrollment in the ReconAAsense study (ClinicalTrials.gov Identifier: NCT05636085). This U.S. pivotal clinical trial assessing Mainz Biomed’s CRC test will form the basis of the data package for review by the U.S. Food and Drug Administration (FDA) to achieve marketing authorization. It will include approximately 15,000 subjects from 150 sites across the U.S. The study’s primary objectives include calculating sensitivity, specificity, positive predictive value (PPV) and negative predictive value (NPV) in average-risk subjects for CRC and AA.

Additionally, Mainz Biomed continued executing its ColoFuture (Europe) and eAArly DETECT (U.S.) studies evaluating the Company’s proprietary portfolio of novel gene expression (mRNA) biomarkers for possible inclusion in the ReconAAsense trial because they have previously demonstrated ability to detect CRC lesions, including Advanced Adenoma, a type of pre-cancerous polyp often attributed to this deadly disease.

The eAArly DETECT clinical trial, remains on track to report results during Q4, 2023. The multi-center feasibility study is enrolling 250 subjects across 25 sites in the U.S. The international multi-center ColoFuture study continued enrolling patients in Europe (recruiting over 600 patients in the age range of 40-85) with results expected during Q3, 2023. If any of the biomarkers are integrated into the ReconAAsense trial and the study produces positive results, this next iteration of Mainz Biomed’s CRC test will be positioned as one of the most robust and accurate at-home diagnostic screening solution on the market, as it will not only detect cancerous polyps with a high degree of accuracy but has the potential to prevent CRC through early detection of precancerous adenomas. To this end, a promising research milestone was achieved during the first quarter when Mainz Biomed announced positive results from an independent feasibility study conducted in collaboration with members of the Early Detection Research Network (EDRN) to evaluate the same portfolio of gene expression biomarkers. Key findings included Mainz Biomed’s proprietary nucleic acid extraction and PCR process proved to be highly effective, and two of the mRNA biomarkers were found to be particularly valuable in detecting disease signals in advanced adenoma samples.

During the quarter, Mainz Biomed continued to conduct pre-clinical work on PancAlert, the Company’s novel and potential first-in-class early detection test for pancreatic cancer, a malignant neoplasm of the pancreas with one of the highest mortality rates of all major cancers. An important highlight, in the context of optimizing the technical profile of the test, was the establishment of a research partnership with Microba Life Sciences (ASX: MAP), a precision microbiome company that is built around a unique metag platform technology with the ability to produce comprehensive and accurate species profiles of human gastrointestinal samples. The collaboration is focusing on leveraging this sequencing technology and bioinformatic tool to potentially discover novel microbiome biomarkers for pancreatic cancer detection for integration into PancAlert’s technical configuration.

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

During the six months ended June 30, 2023, the Company saw its revenue from ColoAlert® grow 108% compared to the same period of 2022, with gross margins expanding from 53% to 58%. During the reporting period, the Company’s operating loss grew from USD 12.6 million to USD 14.7 million, when compared to the first six months of 2022. This increased loss was attributable to growth of sales and marketing and research and development (R&D) costs, mitigated by a decrease in general and administrative costs. Sales and marketing expenses increased as planned due to the expansion of the Company’s commercial activities in Europe. The increased research and development expenses are attributable to the continued development of Mainz Biomed’s next generation colorectal cancer screening test and increased R&D costs related to the peak enrollment in its eAArly Detect and ColoFuture studies.

The Company has filed a current report on Form 6-K on August 15, 2023, with the U.S. Securities and Exchange Commission, which includes both consolidated financial statements and management’s discussion and analysis of its financial results for the second quarter of 2023. Summary financial tables are included below.

Mainz Biomed N.V.

Condensed Interim Consolidated Statements of Financial Position (Unaudited)

(in U.S. Dollars)

	June 30,	December 31,
	2023	2022
ASSETS
Current Assets
Cash	$10,911,087	$17,141,775
Trade and other receivables, net	370,931	259,138
Inventories	387,178	175,469
Prepaid expenses	455,934	801,959
Total Current Assets	12,125,130	18,378,341

Property and equipment, net	1,617,228	661,692
Intangible asset	3,630,384	—
Right-of-use asset	1,932,258	1,177,695
Other asset	106	23,275
Total assets	$19,305,106	$20,241,003

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$4,720,145	$2,916,679
Current maturities of long term debt	5,515,240	1,040,573
Lease liabilities	472,767	285,354
Total current liabilities	10,708,152	4,242,606

Long term debt	984,461	943,214
Lease liabilities	1,560,408	959,116
Intellectual property acquisition liability - related party	874,698	—
Total Liabilities	14,127,719	6,144,936

Shareholders’ equity
Share capital	175,785	164,896
Share premium	43,212,004	38,831,542
Reserve	19,732,949	18,079,741
Accumulated deficit	(57,844,937)	(43,032,294)
Accumulated other comprehensive income	(98,414)	52,182
Total shareholders’ equity	5,177,387	14,096,067

Total liabilities and shareholders’ equity	$19,305,106	$20,241,003

Mainz Biomed N.V.

Condensed Interim Consolidated Statements of Profit and Loss and Comprehensive Loss (Unaudited)

(in U.S. Dollars)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Revenue	$248,945	$139,240	$499,049	$239,805
Cost of revenue	100,147	58,427	211,310	112,563
Gross Profit	148,798	80,813	287,739	127,242
	60%	58%	58%	53%
Operating expenses:
Sales and marketing	1,799,569	1,866,384	4,085,661	2,788,014
Research and development	3,478,595	229,916	5,736,373	793,488
General and administrative	2,796,724	4,932,422	4,879,351	9,125,207
Total operating expenses	8,074,888	7,028,722	14,701,385	12,706,709

Loss from operations	(7,926,090)	(6,947,909)	(14,413,646)	(12,579,467)
Other income (expense)	(325,637)	9,198	(398,997)	(22,980)

Income (loss) before income tax	(8,251,727)	(6,938,711)	(14,812,643)	(12,602,447)
Income taxes provision	—	—	—	—
Net loss	$(8,251,727)	$(6,938,711)	$(14,812,643)	$(12,602,447)

Foreign currency translation gain (loss)	(90,024)	46,204	(150,596)	82,643
Comprehensive loss	$(8,341,751)	$(6,892,507)	$(14,963,239)	$(12,519,804)

Basic and dilutive loss per ordinary share	$(0.56)	$(0.48)	$(1.01)	$(0.91)
Weighted average number of ordinary shares outstanding	14,915,905	14,286,157	14,803,243	13,821,914

About Mainz Biomed NV

Mainz Biomed develops market-ready molecular genetic diagnostic solutions for life-threatening conditions. The Company’s flagship product is ColoAlert®, an accurate, non-invasive and easy-to-use, early-detection diagnostic test for colorectal cancer based on real-time Polymerase Chain Reaction-based (PCR) multiplex detection of molecular-genetic biomarkers in stool samples. ColoAlert® is currently marketed across Europe. The Company is running a pivotal FDA clinical study for US regulatory approval. Mainz Biomed’s product candidate portfolio also includes PancAlert, an early-stage pancreatic cancer screening test. To learn more, visit mainzbiomed.com or follow us on LinkedIn, Twitter/X and Facebook.

For media inquiries -

In Europe:

MC Services AG

Anne Hennecke/Caroline Bergmann

+49 211 529252 20

mainzbiomed@mc-services.eu

In the U.S.:

Josh Stanbury
+1 416 628 7441
josh@sjspr.co

For investor inquiries, please contact info@mainzbiomed.com

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from the Company’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the failure to meet projected development and related targets; (ii) changes in applicable laws or regulations; (iii) the effect of the COVID-19 pandemic on the Company and its current or intended markets; and (iv) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by the Company. Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in its initial filings with the SEC, including its annual report on Form 20-F filed on April 7, 2023. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statement made by us in this press release is based only on information currently available to Mainz Biomed and speaks only as of the date on which it is made. Mainz Biomed undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.